Exhibit 99.8

KPMG LLP

600 de Maisonneuve Blvd West

Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3

Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

BELLUS Health Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-267106) on Form F-10 and (No. 333-233922, 333-238274 and 333-264375) on Forms S-8 of BELLUS Health Inc. (the “Company”) of our reports dated March 23, 2023, with respect to the consolidated financial statements of the Company which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2022 and 2021, and the related notes, and on the effectiveness of internal control over financial reporting as of December 31, 2022, which report are included in the annual report on Form 40-F of the Company for the fiscal year ended December 31, 2022, and further consent to the use of such report in such annual report on Form 40-F.

/s/ KPMG LLP

Montréal, Canada

March 23, 2023